Exhibit 99.6

Filed by SEDAR

CONSENT OF QUALIFIED PERSON

I, Luis Vasquez, P.Eng., consent to the public filing of the technical report titled “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” and dated December 31, 2019 (the “Technical Report”) by the Yamana Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated May 6, 2020 of Yamana Gold Inc. (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 29th day of May, 2020.

“Signed"
Luis Vasquez, P.Eng.